UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL” or the “Company”), in compliance with the provisions of article 157, paragraph 4, of Law No. 6404/76, and the CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that its Board of Directors, in a meeting held on this date, has approved the Company’s intention to: (i) terminate its Second Amended and Restated Deposit Agreement (the “Agreement”) with Citibank, N.A. (“Citibank”), regarding its American Depositary Receipts (“ADRs”), (ii) delist its American Depositary Shares (“ADSs”) from the New York Stock Exchange (the “NYSE”) and (iii) once the Company meets the relevant criteria, terminate its registration with the U.S. Securities and Exchange Commission of the United States of America (the “SEC”).

Reasons for the delisting from NYSE

The Company first issued ADSs and listed them on the NYSE in September 2004, mainly, to promote trading in its common shares and to raise the visibility of the Company’s brand in the United States. CPFL now finds that the economic rationale for maintaining a listing on the NYSE has declined due in part to (i) increases in trading volume of Brazilian stocks on the B3 S.A. – Bolsa, Brasil, Balcão (the São Paulo Stock Exchange or the “B3”) in Brazil by overseas investors due to the internationalization of the Brazilian financial and capital markets, as well as the narrowing of the gap between U.S. and Brazilian disclosure standards with respect to financial reporting; and (ii) a decreasing trend in recent years in the trading volume of the Company’s ADSs on the NYSE.

CPFL has provided written notice to Citibank, as depositary of its ADSs, of the termination of the Agreement. The expected termination date of the Agreement is January 27, 2020. CPFL has directed Citibank to distribute notice of the termination of the Agreement to the holders of all outstanding ADSs at least thirty (30) days prior to the termination date, and to take all other steps necessary to effect termination of the Agreement.

Holders of ADSs are entitled to surrender their ADSs to Citibank for cancellation and to receive the underlying CPFL common shares in accordance with the Agreement. It is worth mentioning that investors who are non-residents in Brazil must register their investment in CPFL’s common shares under applicable Brazilian laws and regulations. After the termination date, Citibank may sell the underlying common shares and hold the net cash proceeds uninvested for delivery to a holder of ADSs against surrender of the corresponding ADSs.

CPFL has further instructed Citibank to notify the NYSE when the ADR program is terminated. On or about January 28, 2020, CPFL expects the NYSE to suspend trading in the ADSs and to file a Form 25 with the SEC to permanently delist the ADSs. The delisting is expected to be effective 10 days after the filing of Form 25.

CPFL will continue to be registered under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) for the time being, and CPFL will continue to comply with its reporting obligations under the Exchange Act following termination of the ADR program and delisting from the NYSE. Once the Company meets the criteria for terminating its reporting obligations under the Exchange Act, CPFL intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act. Immediately upon filing Form 15F, CPFL’s legal obligation to file reports under the Exchange Act will be suspended, and deregistration is expected to become effective 90 days later.

CPFL reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

Maintenance of the listing on the Novo Mercado and Disclosure

CPFL will maintain the listing of its common shares on the B3, and the Company will continue to be subject to applicable disclosure requirements under Brazilian laws and regulations. CPFL intends to continue to disclose its periodic reports, annual and interim results and communications as required by applicable laws and regulations on its website (https://cpfl.riweb.com.br).

Additional Information

This material fact is not an offer of securities for sale in Brazil or elsewhere. It is merely intended for information purposes, under the terms of the applicable laws and regulations, and shall not, in any circumstances, be deemed or considered as an investment recommendation, an offer for sale, or a solicitation or offer for acquisition of securities of the Company.

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The Company will keep the market and its shareholders informed of any relevant updates regarding the matters discussed herein.

Campinas, December 18, 2019

YueHui Pan

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 18, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.